

08025725

;COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2008

Washington, DC
101

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SEC FILE NUMBER
8- 11988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/07__ AND ENDING __12/31/07__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Feil Daily Investment Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6270 W. 167th Street, Unit 1

(No. and Street)

Tinley Park,	Illinois	60477
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Feil   (708) 532-4950

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA

(Name – *if individual, state last, first, middle name*)

220 S. State Street, Suite 1910	Chicago,	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __Peter Feil_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Feil Daily Investment Co!_____ , as of __December 31_____, 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the
7th day of February, 2008.

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

HFV Investments, LLC

December 31, 2007

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Feil Daily Investment Co.
Tinley Park, IL 60477

I have audited the accompanying statement of financial condition of Feil Daily Investment Co. as of December 31, 2007. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Feil Daily Investment Co. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 7, 2008

FEIL DAILY INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

FEIL DAILY INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$	5,774
Receivables from brokers		30,497
Deposit with broker		57,148
Office equipment, net of accumulated depreciation of $18,654		698
Other assets		2,473
Total assets	$	96,590

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	9,506

Stockholders' Equity

Common stock, no par value, authorized 10,000 shares; issued and outstanding 500 shares	$ 1,000		
Paid in capital	65,000		
Retained earnings	21,084		
Total stockholders' equity			87,084
Total liabilities and stockholders' equity		$	96,590

The accompanying notes to the financial statements are an integral part of this statement.

FEIL DAILY INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

Summary of Significant Accounting Policies

Feil Daily Investment Co. operates exclusively as a securities broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory bodies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities transactions (and related revenue and expenses) are recorded on the settlement date of the transactions.

Securities owned are valued at quoted market prices consistent with industry practice.

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Feil Daily Investment Co. has elected S Corporation status for Federal income tax purposes. Therefore, net income passes through to the individual shareholders according to the applicable provision of the law. No provision for income taxes has been made consequently, by the Company.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Notes Payable Shareholders

During the prior year ended December 31, 2006, the Company shareholders loaned $37,200 to the Company to facilitate a request from the Company's clearing broker (First Clearing, LLC) to increase the amount on deposit with the clearing broker from $25,000 to an anticipated level of $75,000. These unsecured notes payable were due on demand and provided for no interest. These notes were repaid in full during the year ended December 31, 2007.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of $83,596 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Occupancy

The Company leases office space from which it conducts its operations. Rent expense for the year ended December 31, 2007 was $16,995. The lease expires on December 31, 2009. Under the terms of the lease, the Company is required to obtain adequate public liability and property damage insurance.

Occupancy (cont'd)

Future rental commitments under this lease are as follows:

Year Ended December 31,	Minimum Rent
2008	$ 19,092
2009	19,656
Thereafter	-0-
Total	$ 38,748

